

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

April 24, 2008

Harold Castle
Chief Financial Officer
The LGL Group, Inc.
2525 Shader Road
Orlando, FL 32804

> **Re:** **The LGL Group, Inc.**
> **Item 4.02 Form 8-K**
> **Filed April 16, 2008**
> **File No. 1-00106**

Dear Mr. Castle:

We have completed our review of your Form 8-K filed April 16, 2008 and do not, at this time, have any further comments.

Sincerely,

Angela J. Crane
Accounting Branch Chief